[GALAXY ENERGY CORPORATION LETTERHEAD]
             1331 17th Street, Suite 1050 * Denver, Colorado 80202 tel (303) 293-2300 * fax (303) 293-2417 * www.galaxyenergy.com





October 24, 2006


Mr. H. Roger Schwall, Assistant Director
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      GALAXY ENERGY CORPORATION
         REGISTRATION STATEMENT ON FORM S-3
         FILE NO. 333-137260

Dear Mr. Schwall:

On behalf of Galaxy Energy Corporation, I hereby request acceleration of the effective date of the above-referenced registration statement to October 26, 2006, or the earliest practicable date thereafter.

In making this request, Galaxy Energy Corporation (the "Company") acknowledges that:
   o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ CHRISTOPHER S. HARDESTY

Christopher S. Hardesty
Chief Financial Officer